[MONSANTO LETTERHEAD]


Immediately

Lori J. Fisher, Monsanto Company (314-694-8535) lori.j.fisher@monsanto.com

David R. Wagley, DEKALB Genetics Corporation (815-758-9383)



MONSANTO, DEKALB AND THE DEPARTMENT OF JUSTICE STAFF AGREE ON TIMETABLE FOR RESOLUTION OF MONSANTO'S ACQUISITION OF DEKALB

          ST. LOUIS, Mo. and DEKALB, Ill. (Sept. 14, 1998) - Monsanto Company and DAKALB Genetics Corporation announced today that they have agreed with the Department of Justice (DoJ) staff on a timetable for resolving any outstanding issues, if any, the DoJ may have as it concludes its investigation of Monsanto's proposed acquisition of DEKALB.

          Monsanto has agreed not to close its acquisition of DEKALB prior to Nov. 16, 1998, or such earlier date that the DoJ notifies Monsanto that it is closing its investigation of the transaction. As a result of this agreement, Monsanto has extended its tender offer for all the outstanding shares of Class A and Class B Common Stock of DEKALB Genetics Corporation at a purchase price of $100 in cash per share until 5 p.m. EDT, on Monday, Nov. 30, 1998. While Monsanto and DEKALB believe that this schedule provides for adequate time to resolve any outstanding issues, if any, there can be no guarantee that the acquisition will be closed by late November.

          The tender offer had previously been scheduled to expire on Sept. 11, 1998. As of the close of business on Thursday, Sept. 10, 1998, 3,972,262 Class A shares and 10,937,598 Class B shares had been validly tendered and not withdrawn. These figures do not include 485,442 Class A shares and 13,321,436 Class B shares held by Monsanto.

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         On May 15, 1998, Monsanto commenced a cash tender offer for all of the common stock of DEKALB at $100 net per share. The second step of the transaction will be a merger in which any remaining stock of DEKALB will be exchanged for cash at the same price per share paid in the tender offer.

         The tender offer is conditioned on there having been validly tendered and not withdrawn prior to the expiration of the offer a number of shares of Class A Common Stock that (together with the shares of Class A Common Stock then held by Monsanto) would constitute a majority of the shares of Class A Common Stock (assuming the exercise of all options, exchange rights and conversion rights of securities exercisable for shares of Class A Common Stock) outstanding at the expiration of the offer (the "minimum condition"), the expiration or termination of the Hart-Scott-Rodino waiting period applicable to the offer and other customary conditions. The number of shares of Class A Common Stock tendered and not withdrawn as of September 10, 1998, would be sufficient to satisfy the minimum condition.

         As a life sciences company, Monsanto is committed to finding solutions to the growing global needs for food and health by sharing common forms of science and technology among agriculture, nutrition and health. The company's 24,700 employees worldwide make and market high-value agricultural products, pharmaceuticals and food ingredients.

          DEKALB is a worldwide leader in agricultural genetics and biotechnology for seed and swine.



                                     -oOo-